

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

February 21, 2008

Mr. Alton D. Heckaman, Jr.
Executive Vice President and Chief Financial Officer
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

       Re: Swift Energy
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 1-8754

Dear Mr. Heckaman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Chris White
                          Branch Chief